September 10, 2012

VIA EDGAR

Mary A. Cole, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC  20549

RE:

Two Roads Shared Trust (File Nos.: 333-182417; 811-22718) (the “Registrant”)

Dear Ms. Cole:

This letter responds to (i) your letter dated July 25, 2012; (ii) the additional comments from the Office of Accounting that you sent to us via electronic mail on August 16, 2012; and (iii) the items that we discussed during our telephone conversation on August 16, 2012, all regarding the Form N-1A registration statement (the “Registration Statement”) filed for the above Registrant on June 28, 2012.  Concurrent with this response, we are transmitting for filing Pre-effective Amendment No. 1 (the “Amendment”) to the Registration Statement for the four separate series of the Two Roads Shared Trust: the Alternative Avenue Fund, the Belvedere Alternative Income Fund, the LJM Preservation and Growth Fund and the LJM Income Plus Fund, (each a “Fund and collectively the “Funds”).

For your convenience, your comments are set forth below followed by the Registrant’s responses.  Page numbers referenced in the comments refer to the page numbers of the initial Registration Statement and may differ from page numbers of the Amendment.  A copy of the Amendment that has been marked to show changes to the initial filing of the Registration Statement is being sent to the Securities and Exchange Commission’s staff (the “Staff”) under separate cover.  Unless defined herein, capitalized terms have the meanings assigned to them in the Registration Statement.

Responses to your letter dated July 25, 2012

Prospectus Comments

1) Alternative Avenue Fund

Comment:

a) Fee Table (page 4 of 317)—In your response, please confirm that the fee waiver agreement will be in effect for at least one year from the effective date of the registration statement.

Response:

The Registrant hereby confirms that the fee waiver agreement will be in effect for at least one year from the effective date of the Registration Statement.

Comment:

b) Fee Table--Footnote (3) refers to the costs of investing in “other investment companies.”  In your response, explain whether all underlying funds are expected to be “investment companies.”  In addition, explain whether the amount shown in this line item includes an estimate of any advisory performance fees.

Response:

All of the underlying funds are expected to be “investment companies.”  The Fund does not anticipate investing in any investment companies or other entities that charge advisory performance fees.  The amount shown in the Acquired Fund Fees and Expenses line item will not include an estimate of advisory performance fees.

Comment:

c) Principal Investment Strategies (page 5)—The third paragraph in the Summary section states that the sub-advisers will employ a variety of strategies, “including, but not necessarily limited to the following.”  The following paragraph states that the Fund will take long and short positions in equity securities, “including common stocks and preferred stocks….”  Please eliminate language that gives the Fund open-ended ability to engage in strategies or invest in securities that are not specifically described in the prospectus.

Response:

The Registrant has revised the third and fourth paragraphs in the Summary section to eliminate language that gives the Fund open-ended ability to engage in strategies or invest in securities that are not described in the prospectus.

The Registrant has also eliminated similar open-ended language in each Fund’s prospectus.

Comment:

d) Fixed Income, Long/Short Credit (page 5)—The disclosure states that the Fund will take long and short positions in “fixed income and debt securities….”  Please explain the distinction between these two types of investments.

Response:

The Registrant has removed “and debt” from this disclosure.

Comment:

e) Managed Futures Related Investing (page 6)— This section states that the Fund employs strategies to invest “primarily in a portfolio of futures contracts and futures-related instruments….”  Please explain what “primarily” means in the context of this Fund’s principal investment strategies.  If this Fund is expected to primarily invest in futures contracts and futures-related instruments, please state that in the first paragraph of the section on principal investment strategies. Also, please inform the staff in your response whether the Fund will invest in commodity pools.  If so, explain how the underlying fees are reflected in the fee table.  In addition, will the Fund invest in affiliated pools or ones in which the Fund has economic control? May such pools include hedge funds?  Explain in your response whether the

Fund’s investment policies would permit it to invest a majority of its assets in financial futures.  In this respect, inform the staff whether it is expected that the Fund will qualify as a commodity pool.  Also, explain in your response whether the Fund may co-invest with any commodity pools advised by the Fund’s adviser or sub-adviser.  If the Fund may invest in commodity pools, explain whether the advisers to such pools would be registered under the Investment Advisers Act of 1940 (the “Advisers Act”).  Also, explain the custody arrangements for Fund assets held in such commodity pools.  Finally, it appears that there is missing language at the end of this section.

Response:

The Fund is a multi-strategy fund that allocates its assets among seven sub-advisers.  Each sub-adviser manages a different sleeve of the Fund’s portfolio.  Only one of the seven sub-advisers, Del Mar Asset Management, LP (“Del Mar”), employs a managed-futures strategy with respect to its management of a sleeve of the Fund.  Del Mar’s managed futures strategy entails investing in financial futures.  Specifically, Del Mar will invest Fund assets in short-term futures tied to the Chicago Board Options Exchange Market Volatility Index (“VIX”).  None of the sub-advisers, on behalf of the Fund, will invest in commodity-based futures, commodity pools, controlled foreign corporations, hedge funds or any entities that charge performance-based advisory fees.  The Fund will not qualify as a commodity pool and will not co-invest with any commodity pools advised by the Adviser or sub-advisers.

The Registrant has revised the disclosure related to Managed Futures Related Investing accordingly by replacing “employs strategies to invest primarily” with “investing” to clarify that the managed-futures strategy is just one of the multiple strategies that the Fund will employ.  The Registrant has also revised the language indicating that the Fund invests in commodity-based futures to clarify that the Fund’s managed futures strategy entails investing in financial futures, and the Registrant has replaced the word “debt” with “fixed income securities” at the end of the disclosure regarding Managed Futures Related Investing.

Comment:

f) The paragraph immediately following the Managed Futures section again uses open-ended language to describe the securities in which the Fund may invest.  Please delete such language wherever it appears in the Funds’ prospectuses.

Response:

As noted in the Response to Comment 1(c), the Registrant has removed this open-ended language.

Comment:

g) In the third paragraph above Principal Investment Risks (page 7), the disclosure states that the Fund may invest in credit default swaps.  In your response, inform the staff whether the Fund may write credit default swaps and, if so, whether the Fund will have liquid assets to cover the full notional value of the swaps contracts. Also, with respect to all swap contracts, please disclose the percentage of Fund assets that can be invested in contracts with any one counterparty.

Response:

The Fund may write credit default swaps.  In connection with writing credit default swaps, the Fund will segregate or ‘earmark’ cash or assets determined to be liquid by the Fund in accordance with procedures established by the Fund’s Board of Trustees, or enter into offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund). Such segregation or ‘earmarking’ will ensure that the Fund has assets available to satisfy its obligations with respect to the transaction and will limit any potential leveraging of the Fund’s portfolio.  The Registrant has added disclosure of this asset coverage policy to the Types of Investments-Credit Default Swaps section of each Fund’s statement of additional information.

The Registrant has also added disclosure to the third paragraph above Principal Investment Risks describing 25% as the maximum percentage of Fund assets that can be invested in contracts with any one counterparty.

Comment:

h) Principal Investment Risks—Please add an entry about the costs of active portfolio trading.

Response:

The Registrant has added a new entry titled “Active Trading Risk” to the Principal Investment Risks section in each Fund’s prospectus.

Comment:

i) Distressed Securities Risk (page 8)—The disclosure states that these securities may become illiquid over time.  Please explain how the Fund intends to monitor its holdings of illiquid securities to stay within the 15 percent limitation.

Response:

The Fund and Adviser have adopted policies and procedures to reasonably designed to ensure that Fund holdings of illiquid securities stay within the 15 percent limitation.  The Adviser, under the supervision of the Board of Trustees of the Fund (the “Board”), will consider whether securities purchased are illiquid and thus subject to the 15 percent limitation.  On a quarterly basis, the Adviser will provide a Liquidity Determination Report to the Board for each new Section 4(2) commercial paper and each new 144A security purchased by the Fund during the reporting period.  Additionally, on a quarterly basis, the Adviser will provide a Schedule of Section 4(2) Commercial Paper and 144A Securities to the Board identifying all Section 4(2) commercial paper and 144A securities held by the Fund and noting those securities that the Adviser has determined to be liquid.

Comment:

j) ETF Risk (page 9)—The disclosure under this sub-heading refers only to ETFs linked to the S&P 500 Index. Are these the only ETFs in which the Fund may invest?  If so, state this in the strategies section.

Response:

The Registrant has revised the ETF Risk disclosed in the Fund’s summary prospectus to conform to the ETF Risk disclosed in the Fund’s statutory prospectus, which describes the broader risk of investing in ETFs rather than the risk of investing in ETFs linked to the S&P 500 Index.

Comment:

k) Fixed Income Risk (page 9)—This section includes a discussion of the interest rate risk associated with derivatives investing.  Consider whether this discussion should be in the entry for derivatives risk or in a new entry titled interest rate risk.

Response:

The Registrant has added a new entry titled “Interest Rate Risk” to the Principal Investment Risks section in the Fund’s prospectus.

Comment:

l) Item 9 Disclosure –

a) Comments made above with respect to the Summary apply to the disclosure in this section, as appropriate.

Response:

Responses with respect to the summary portion of each Fund’s prospectus have been adapted to the statutory portion of each Fund’s prospectus, as appropriate.

Comment:

l)(b) Please add disclosure indicating whether the Fund’s investment objective may be changed without shareholder vote and, if so, how much notice is provided

Response:

The Registrant has added disclosure at the end of the investment objective in each Fund’s statutory prospectus indicating that the Fund’s investment objective may be changed by the Fund’s Board of Trustees without a shareholder vote, upon 60 days written notice to shareholders.

Comment:

c) Derivatives Risks (page 21)

i) Disclose that derivative instruments may be used for hedging and for speculation. See Letter dated July 30, 2010, from Barry Miller Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute (“Derivatives Letter”).

ii) Set forth the principal derivatives strategies in which the Fund may engage. See Derivatives Letter.

iii) Please specify all types of derivatives in which the Fund may invest as part of its principal investment strategies and equate the specific risks associated with each type of derivative. In addition, describe the extent of derivatives exposure of the Fund. Also, add the risk that the use of derivatives subject to regulation by the Commodity Futures Trading Commission (“CFTC”) by underlying investment funds could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC.

Response:

The Registrant has revised this risk disclosure to clarify that the Fund may use derivatives to enhance returns or hedge against market declines and to describe the particular types of derivatives in which the

Fund may invest and the risks associated with each type.  The Registrant has also revised this section to disclose that the use of derivatives subject to regulation by the Commodity Futures Trading Commission ("CFTC") by underlying investment funds could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC.  Additionally, the Regulatory Risk disclosure discusses the potential CFTC regulation that could result from the Fund’s use of derivatives.

2) Belvedere Alternative Income Fund

Comment:

a) Fee Table (page 51)—Please delete the first two sentences in footnote 1.

Response:

The Registrant has deleted the first two sentences in footnote 1.

Comment:

b) Principal Investment Strategies (page 52)—Confirm that “high quality” refers to the top two ratings categories. In addition, please clarify the meaning of “short-term.”

Response:

The Registrant confirms that “high quality” refers to the top two ratings categories.

The Registrant has added language to the Fund’s prospectus to clarify that “short-term” means securities with a maturity of 3 months or less.

Comment:

c) Written Options Risk (page 54)—The disclosure states that the “Fund’s losses are potentially large in a written put transaction and potentially unlimited in a written call transaction.”  In your response, please explain how this disclosure is consistent with the disclosure below about credit spreads, which states that the Fund’s losses are controlled.

Response:

The disclosure stating that “losses are potentially large in a written put transaction and potentially unlimited in a written call transaction” describes naked options.  As described in the Fund’s prospectus, the Fund does not write naked options.  The Fund’s strategy entails pairing options to create a covered spread where the potential loss for any position is the spread between the paired options.  By employing this strategy, the Fund hedges its positions to limit potential losses.

Comment:

d) Additional Information about Principal Investment Strategies and Related Risks--Index Risk (page 62)—This section appears twice in the prospectus

Response:

The Registrant has deleted the duplicate disclosure.

Comment:

e) The Fulcrum Fee Calculation Methodology for the Fund’s Adviser—In your response, please explain how the calculation methodology comports with the requirements under Section 205 of the Advisers Act.  We may have further comments on this issue.

Response (“Fulcrum Fee Overview”):

After discussion, the Adviser decided to propose a traditional fulcrum fee without an accrual period during the first twelve months.  After deliberation, the Trust’s Board of Trustees approved this fulcrum fee during a meeting on August 30, 2012. The fulcrum fee is structured as follows:

During the first twelve months the base fee of 1.95% (the "Base Fee") will remain fixed, without adjustment.

After the initial twelve-month period, the performance fee component (the "Performance Fee") of the Fund will vary by up to +/-150 bps (1.50%) and shall be added to or subtracted from the Base Fee to arrive at the fulcrum fee (the "Fulcrum Fee").  The Performance Fee will be derived from a comparison of the net return of the Fund’s Class I shares to that of the the BofA Merrill Lynch 3-Month Treasury Bill Index (the "Benchmark")  plus a 222.5 bps (2.225%) excess threshold (the “Excess”).  The Performance Fee will increase/decrease by 2 bps (0.02%) for each 5 bps (0.05%) of outperformance/underperformance of the Benchmark plus the Excess (the “Hurdle”); (i.e., the fee will increase/decrease by 40% of the difference in performance). There will be no adjustment from the Base Fee if the Fund performs within the “null zone” defined as +/-150 bps (1.50%) relative to the Hurdle.  The lowest possible fee is 0.45% (1.95% Base Fee minus 1.50% Performance Fee) should the Adviser underperform the Hurdle by 5.25%.  The highest possible fee is 3.45% (1.95% Base Fee plus 1.50% Performance Fee) should the Adviser outperform the Hurdle by 5.25%.  For Fund gross returns equal or within +/-150 bps (1.50%) of the Hurdle, the total fee will be the Base Fee of 1.95% (no Performance Fee added or subtracted).

The Registrant has revised the prospectus to remove all references to the accrual period during the first twelve months and disclosed that the first year fee will be fixed at 1.95%.

The Registrant believes that the Fund’s fee structure described above is fully consistent with the requirements of Section 205 of the Advisers Act.  Section 205(b)(2) states that the general prohibition against a performance fee based on capital gains or capital appreciation in Section 205(a)(1) does not apply to a performance fee in an investment advisory contract between a registered adviser and investment company registered under the Investment Company Act of 1940 (the “Investment Company Act”), as amended, if the contract provides for compensation based on the asset value of the company or fund under management averaged over a specified period and increasing and decreasing proportionately with the investment performance of the company or fund over a specified period in relation to the investment record of an appropriate index of securities prices.

Investment Company Act Release No. 7113 (April 6, 1972) (the “Release”) indicates that a Fulcrum Fee is permissible under the Section 205 of the Advisers Act provided such fee is fair to investors.  The Release lists the following factors that a fund’s board of directors (or trustees) should consider when determining the fairness of a Fulcrum Fee:

(1)

The fairness of the base fulcrum fee (the fee to be paid when the fund’s performance equals that of the index)—Selection should involve the same factors as would apply in establishing a proper non-performance fee contract.

(2)

Selection of an appropriate index—Selection should involve factors such as volatility, diversification of holdings, types of securities owned, and investment objectives of the fund.  The character of the index should seek to match, as far as possible, the character of the fund’s assets.

(3)

Variations in time intervals over which average asset value and investment performance are computed—The time periods over which assets are averaged and performance computed must be the same.

(4)

Length of period over which performance is computed—An adviser has a fiduciary obligation to use a reasonable period of time for measuring performance, and one year generally seems to be the minimum.

(5)

Computation of performance over a specified period—A fee can be based on either a flat period or a rolling period of time, although a rolling period provides certain advantages to shareholders and the adviser.

We provided the Fund’s Board with all relevant laws and Staff guidance prior to its approval of the Adviser’s Fulcrum Fee.

Further the Staff has previously approved similar Fulcrum Fees. See Dunham Funds (File No. 811-22153); and Bridgeway Funds, Inc. (File No. 811-08200).

Comment:

f) Prior Performance Information (page 65-66)—Please identify the method of total return calculation, whether the SEC method or another. In your response, please explain why the S&P 500 Index is an appropriate benchmark for such a specialized fund. Also, explain the references to the two Standard & Poor’s 500 Indexes.  In the second performance chart, please insert the date of inception in the table heading. Also, if the actual fees/expenses of the accounts are lower than the Fund’s fees/expenses, disclosure should state that the use of the Fund’s expense structure would have lowered the performance results.

Response:

Annual total returns are calculated in accordance with Rule 4.25 under Part 4 of the CFTC Regulations promulgated under the Commodity Exchange Act of 1936 that apply to commodity pools.  Rule 4.25 requires cumulative returns to be calculated net of all fees, expenses and allocations to the commodity pool operator.  The Registrant has added disclosure indicating that performance information is calculated in accordance with Rule 4.25.

The Registrant believes that the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index is the appropriate benchmark for the Fund.  Since filing the initial registration statement, the Adviser engaged Lipper to compile an Advisory Contract Report Pursuant to Section 15(c) of the Investment Company Act (the “Lipper Report”) that concluded that for the purposes of selecting a benchmark index, the Fund most resembles a cash or income-generating fund that aims to provide conservative and stable annualized yields.  After reviewing the Lipper Report, the Registrant believes that the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index is an appropriate index of security prices to be used for such a specialized fund because (1) the overwhelming majority of the Fund’s portfolio will be held in short-term (3 months or less) US Treasury securities or other cash equivalents and (2) the ability of the Fund, if any, to outperform the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index, which would directly represent the performance of the majority of portfolio securities, depends upon the success of the relatively small hedged futures overlay strategy.  A copy of the Lipper Report is being sent to the Staff under separate cover.

The Registrant also believes that its Benchmark is consistent with Item 2(c)(2)(iii) of Form N-1A.  That item requires the use of “an appropriate broad-based securities market index” as defined in Instruction 5 to Item 22(b)(7) of Form N-1A.  Instruction 5 defines “appropriate broad-based securities market index” as “one that is administered by an organization that is not an affiliated person of the fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.”  The BofA Merrill Lynch 3-Month U.S. Treasury Bill Index is administered by an organization that is not affiliated with the Trust, Adviser, principal underwriter or distributor and, therefore, meets the definition of “appropriate broad-based securities market index” as required by Form N-1A.

The Registrant has replaced references to the Standard and Poor’s 500 Index with references to the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index and inserted the date of inception in table heading.

Actual fees/expenses of the accounts are higher than the Fund’s anticipated fees/expenses.   The use of the Fund’s expense structure would not lower the performance results presented.

3) LJM Preservation and Growth Fund

Comment:

a) In your response, please explain how the “growth” concept reflected in the Fund’s name is reflected in the Fund’s investment strategies.

Response:

As stated in the Discussion portion of the adopting release for Rule 35d-1 (Section II C 1), terms such as “growth...connote types of investment strategies as opposed to types of investments.”  Additionally, in late 2001, the Staff published a document entitled “Frequently Asked Questions about Rule 35d-1” ("FAQs”).  Question 9 of the FAQs specifically addresses how Rule 35d-1 applies to a fund with the term “income” in its name and states that Rule 35d-1 would generally not apply to use of this term where the “term suggests an investment objective or strategy rather than a type of investment.”  It goes on to state that the term “‘growth and income’ does not suggest that a fund focuses its investments in a particular type of investment, but rather suggests that a fund invests its assets in order to achieve both growth of capital and current income.”  The Registrant believes that the name of LJM Preservation & Growth Fund similarly suggests that the Fund seeks capital preservation and capital appreciation, both of which are enumerated in the Fund’s investment objective.  Additionally, the Registrant believes that an objective of capital appreciation can be achieved pursuant to the Fund’s strategy of actively trading an S&P 500 managed futures overlay over a portfolio of cash and cash equivalents such as U.S. Treasury Securities and other short-term instruments as reflected in the Fund’s prospectus.

Comment:

b) As noted in prior comments, all language meant to provide investment flexibility to the Fund (language such as “including, but not limited to”) should be deleted.

Response:

As noted in Response (1)(c), the Registrant has removed this open-ended language.

Comment:

c) Prior Performance (page 112)-- The prospectus states, “At LJM Partners, Ltd. (an affiliate of the Adviser) the portfolio managers, Mr. Caine and Mr. Parvataneni have previously managed a private fund—LJM Preservation and Growth Fund, L.P. (the “Private Fund”)—with substantially similar objectives and strategies as they will use to manage the Fund.”  If true, please add “policies” after objectives.”  The prior performance information should disclose clearly the source of the prior performance information.  Therefore, please clarify the disclosure to indicate whether the performance is shown on behalf of LJM Partners, Ltd. or Mr. Caine and Mr. Parvataneni.  Please provide to the staff the legal basis for showing the performance of an affiliate of the adviser or the portfolio managers.  In addition, please confirm to the staff that the performance does not exclude any substantially similar accounts.

To the extent applicable, the prior performance must present the average annual total return for 1, 5, and 10 years of operation or since date of inception if less than 10 years.   (Performance may be presented in other formats if it is accompanied by the average annual total return for 1, 5 and 10 years.)

The disclosure states that the performance excludes expenses incurred within underlying funds, such as mutual funds, closed end funds or pooled investment vehicles.  In a letter to the staff please explain why such expenses are excluded.  Have such expenses been otherwise factored into the performance.   In addition, please note that if the actual fees/expenses of the Accounts are lower than the fund's fees/expenses, disclosure should state that the use of the fund's expense structure would have lowered the performance results.

If the standardized SEC method is not used to calculate the prior performance, the fund should disclose how the performance was calculated and that the method differs from the standardized SEC method.

Response:

The Registrant has added “policies” after “objectives.”

The prior performance information reflects the performance of the LJM Preservation and Growth Fund, L.P., (the “Private Fund”), a private fund managed by LJM Partners, Ltd, an affiliate of the Adviser (“Adviser Affiliate”).   Mr. Caine and Mr. Parvataneni are dual employees of the Adviser and the Adviser Affiliate and portfolio managers of the Fund and the Private Fund.  The Private Fund is managed with substantially similar objectives, policies and strategies as those of the Fund.

The Private Fund’s performance information is being provided in reliance on the Conway Asset Management No-Action Letter (January 27, 1989) (“the Conway NAL”) and Horizon Asset Management, LLC, SEC No-Action Letter, (Sept. 13, 1996) (the “Horizon NAL”).  The Staff’s positions in the Conway and Horizon NALs support the proposition that the performance record of a different investment adviser that was owned and operated by a portfolio manager of a new investment adviser may be shown by the new investment adviser when:  (i) the person or persons who manage accounts at the new adviser were also those primarily responsible for achieving the prior performance results; (ii) the accounts managed at the predecessor entity are so similar to the accounts currently under management that the performance results would provide relevant information to prospective clients; and (iii) all accounts that were managed in a substantially similar manner are presented unless the exclusion of any such account would not result in materially higher performance. Although the context of these NALs involved using the prior performance of a portfolio manager (or managers) in advertisements, the Staff has granted similar relief in the context of mutual fund prospectuses (see e.g., Bramwell Growth Fund (pub. Avail. Aug. 7, 1996)).

Mr. Caine and Mr. Parvataneni, as the portfolio managers for the Private Fund, are primarily responsible for achieving the Private Fund’s prior performance results.  The Fund and the Private Fund are so similar that the performance results of the Private Fund would provide relevant information to prospective Fund shareholders.  The Private Fund is managed in a substantially similar way as the Fund.  The presentation of only the Private Fund performance information does not result in stating materially higher performance than presenting a composite of all accounts managed by Mr. Caine and Mr. Parvataneni or the Affiliate Adviser.  Accordingly, the Registrant believes that including the Private Fund’s prior performance in the Fund’s prospectus is consistent with the Conway and Horizon NALs and would be helpful to potential investors, not misleading and appropriate within the meaning of Section 34(b) of the Investment Company Act and Section 206 of the Advisers Act as amended and currently interpreted by the Commission.

The prior performance section has been revised to present the average annual total return for 1 year, 5 years and since inception.

The Registrant has revised the performance disclosure to reflect that the Private Fund did not invest in any underlying funds, but rather only invests in cash, cash equivalents and options on S&P 500 futures.  Accordingly, no underlying fund fees were excluded from the disclosed performance.

The Private Fund is a commodity pool, and the Adviser Affiliate is registered as a commodity pool operator with the CFTC and is a member of the NFA.  The Private Fund’s prior performance information is calculated in accordance with Rule 4.25 under Part 4 of the CFTC Regulations promulgated under the Commodity Exchange Act of 1936 that apply to commodity pools.  Rule 4.25 requires cumulative returns to be calculated net of all fees, expenses and allocations to the commodity pool operator.  The Registrant has added disclosure indicating that performance information is calculated in accordance with Rule 4.25.

Actual fees/expenses of the Private Fund are higher than the Fund’s anticipated fees/expenses.   The use of the Fund’s expense structure would not lower the performance results presented.

The prior performance shown for the Private Fund is calculated in a manner substantively similar to the standard SEC method.  In compliance with CFTC Rule 4.25, the performance of the Private Fund has been calculated on an accrual basis in accordance with generally accepted accounting principles.  Specifically, the performance is calculated net of all fees, expenses and allocations to the Affiliate Adviser.

The standard SEC method potentially differs from performance prepared in compliance with CFTC Rule 4.25 in two ways in that it requires the preparer to:

1.

Assume the maximum sales load (or other charges deducted from payments) is deducted; and

2.

Assume all distributions by the Fund, less the taxes due on such distributions, are reinvested at the price stated in the prospectus (including any sales load imposed upon reinvestment of dividends) on the reinvestment dates during the period.

These potential differences are not applicable since the Private Fund does not have any sales loads or similar charges, and does not make regular distributions, such as dividends.  The performance shown for the Private Fund is prepared using substantially the same method as the standardized SEC method.

4) Comments Pertaining to LJM Income Plus Fund

Comment:

a) In your response, please explain how the Fund’s name comports with its investment objective (“capital preservation with capital appreciation as a secondary goal”).

Response:

As noted in the Response to Question 3(a), the use of “income” in a fund’s name does not raise Rule 35d-1 concerns where the name suggests a strategy or objective rather than a particular investment.  Accordingly, the Registrant believes that the Fund’s name is appropriate because it comports with the Fund’s primary objective of capital preservation.

Statement of Additional Information

Comment:

Please describe the Funds’ fundamental policy with respect to concentrating investments in a particular industry or group of industries.  Also, please note that the concentration policy may not give the Funds the freedom of action to concentrate in a particular industry.  Freedom of action to concentrate (or not concentrate), in other than U.S. government securities, pursuant to management investment discretion, without shareholder approval, has generally been considered by the staff to be prohibited by Sections 8(b)(1) and 13(a)(3) of the Investment Company Act.

Response:

The Fund has a fundamental policy to not concentrate in particular industry or group of industries.  The Fund acknowledges that this may not be changed without shareholder approval.

(II) Comments and Responses to the Office of Accounting’s Comments Forwarded on August 16, 2012

Department of Accounting Comments Concerning Belvedere’s Proposed Fulcrum Fee

You informed us that the Office of Accounting had additional comments related to the proposed Fulcrum Fee for Belvedere Alternative Income Fund.  For your convenient reference, we have reprinted these comments, which you forwarded to us on August 16, 2012, below.

Comment:

1. Under the "Fulcrum Fees Calculation Methodology for the Fund's Advisor" it is noted the fulcrum fee will be based on comparative performance of the fund to its benchmark but the benchmark is not defined.  The registrant should define/disclose the benchmark which will be used in the calculation of the fulcrum fee.

Response:

The Registrant has defined the Benchmark as the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index in the prospectus.  Please see the Response to Comment 2(f) for a more detailed discussion of the Benchmark.

As disclosed in the Fund’s prospectus, the Fulcrum Fee will be based on comparative performance of the Fund to the Benchmark plus an excess threshold of 222.5 bps (2.225%).  The excess threshold benefits Fund shareholders by requiring the Fund to achieve higher levels of performance prior to any increase in the Fulcrum Fee.

Comment:

2. Expand both the description of fund performance and benchmark performance to include a statement which notes reinvestment of all cash distributions will be included in computing the performance of the fund and the index.

Response:

The Registrant has added disclosure indicating that reinvestment of all cash distributions will be included in computing the performance of the fund and the index.

Comment:

3. Expand the disclosure to include how performance and the related performance fee rate adjustment will be calculated for the multiple classes of the fund.  See Rule 18f-3(a)(1)(iii) and Release No. 33-7143.

Response:

The Registrant has added disclosure to indicate that investment performance and performance fee rate for each share class will be calculated identically based on the performance of Class I Shares.

Comment:

4. Investment Company Act, Release No 7113, states "As a matter of elementary fairness the performance differences from which the maximum fee adjustment results should be set so as to preclude such maximum fee adjustment resulting from insignificant or random differences... as a "rule of thumb", the performance difference should be at least +/-10 percentage points in order to provide a 90 percent probability that the maximum fee adjustment will not result from random fluctuations or insignificant differences between the performance of the investment company and the index... This "rule of thumb" is based upon a measuring period of one year and the "investment record" of the S&P 500 Stock Composite Index".  The current fulcrum fee is +/-5 percentage points.  How has management determined +/- 5% is reasonable to rule out any random fluctuations or insignificant differences?

Response:

As discussed in the Fulcrum Fee Overview (Response to Question to 2(e) to the comment letter dated July 25, 2012), the differences from which the maximum fee adjustment results have been set at +/- 5.25 percentage points.  The referenced disclosure has been revised accordingly.  The Registrant believes that the +/- 5.25 percentage point fluctuation required to reach the maximum or minimum fee adjustments fully complies with the directives of Investment Company Act Release, No. 7113 (the “Release”) related to elementary fairness.

The Release states that the “rule of thumb” of +/- 10 percentage points was “based upon a measuring period of one year and the investment record of the S&P 500 Stock Composite Index.”  Significantly, in the Release, the Commission did not recommend “that any particular performance difference exist before the maximum fee adjustment may be made.”  The Registrant believes that the “rule of thumb” is appropriate when applied to a fund comprised of a broad range of equity securities.  Such a fund is likely to experience significant volatility and differences of less than +/- 10 percentage points may be attributable to random chance.

However, the Fund’s portfolio is primarily comprised of short-term US Treasury securities and other cash equivalents combined with a hedged futures overlay.  The Fund’s objective is to provide consistent conservative returns with low volatility and limited downside risk.  As discussed in the Response to Comment 2(f), the Fund most resembles a cash+return income fund and is benchmarked to a cash index.  As such, +/- 5.25% is reasonable to rule out random fluctuations or insignificant differences.  The success of the hedged futures overlay largely depends on the Adviser’s skill in selecting futures to execute the Fund’s market risk hedging strategy rather than random variations or fluctuations.  The Registrant believes that it is highly unlikely that a fund with the self-limiting conservative strategy of the Fund could outperform its benchmark and excess threshold of 2.225% by 5.25% due to random chance.

Further, the SEC has previously found maximum/minimum fulcrum fee ranges of +/- 2 percentage points and +/- 3 percentage points to be permissible within the framework of Release No. 7113. (See Dunham High-Yield Bond Fund and Dunham International Stock Fund, File Nos. 333-20635; 811-08037).

Comment:

5. Suggest to include disclosure about what would happen to the accrued and unpaid performance fees if the advisory agreement is terminated within the first year, or if the Advisor is replaced.  Does Chief Counsel have any concerns with the arrangement for the 1st year (i.e., to collect minimum payments and accrue the performance adjustment)?

Response:

As discussed in the Fulcrum Fee Overview, the Fund’s proposed Fulcrum Fee does not include a first year accrual. Rather, the proposed fee is a traditional fulcrum fee.  During the first year, the Adviser will be paid the Base Fee of 1.95%.  This fee will be fixed for the first year.  All references to the accrual period have been removed from the Fund’s prospectus and the prospectus has been revised to clearly state the terms of the traditional fulcrum fee.  In the event that the advisory agreement is terminated or the Adviser is replaced during the first year, the Adviser would retain all fees paid up until such termination and no further fees would be paid.

Comment:

6. Expense limitation agreement

a. What will the expense limitation be?  Will it be above the 3.45% maximum fee? If a portion of the advisory fee will be recouped describe how will this affect the fulcrum fee?

b. We have started to ask around to see if there are any other funds with fee waiver and recoupment plans, and we have not identified one yet.  We want to think about whether we would have any other comments.

c. We would like the registrant to provide us with examples of how the fee waiver (recoupment) plan would interact with the performance fee rate adjustment given different scenarios.  For example, increasing and decreasing net assets over a period of time, waiving then recouping, good vs bad performance, etc.

d. Do we have the expense limitation/recoupment agreement?  We should confirm that the performance rate adjustment is also subject to the expense limitation agreement, or if it is excluded.   Even if the agreement does not say it is excluded from the fee waiver/recoupment, we suggest asking the registrant to confirm.

Response:

After discussion, the Adviser decided to propose an expense limitation agreement without a recoupment component.  After deliberation, the Trust’s Board of Trustees approved this expense limitation agreement at a meeting on August 30, 2012.  Under the expense limitation, the Adviser will reimburse the Fund to the extent total annual Fund operating expenses exceed 3.70% for Class A shares, 4.45% for Class C shares, 3.45% for Class I shares and 3.45% for Class R shares.

To reflect the Fund’s expense limitation agreement the Registrant has revised the disclosure language related to expense caps as follows:

The Fund’s Adviser has contractually agreed to reduce its fees and/or absorb expenses of the Fund for at least 12 months following the date that the SEC declares the Fund’s  registration statement effective, to ensure that total annual Fund operating expenses after fee waiver and reimbursement (exclusive of any taxes, short selling expenses, interest,  brokerage commissions, expenses incurred in connection with any merger or reorganization, indirect expenses, expenses of other investment companies in which the Fund may invest, or extraordinary expenses such as litigation) will not exceed 3.70%, 4.45%, 3.45% and 3.45% of average daily net assets attributable to Class A, Class C, Class I and Class R shares, respectively.  This agreement may be terminated by the Fund’s Board of Trustees on 60 days written notice to the Adviser.

The Registrant confirms that the Fulcrum Fee performance rate adjustment is subject to the Fund’s expense limitation agreement.  We are providing the Fund’s form of expense limitation agreement under separate cover.

Comment:

7. When we asked internally about other funds with performance fees and fee waivers/recoupments, Rich Pfordte pointed us to the Janus Funds which have a fund with a performance fee and fee waiver (no recoupment).  Here is a comment and response that may be relevant with respect to the fee waiver component of this arrangement (See attached comment letter):

Comment:  The Staff is concerned about the effect of fee waivers on fund performance, namely that the adviser can, to some degree, determine the performance of a fund by adjusting the amount of the waiver.

If a fund need only beat the index by 7% rather than a larger amount of 10%, it tends to exacerbate the conflict, while the 3-year rolling period tends to ameliorate the conflict; but this could still be considered material, particularly for a new fund.

For example, a 1 basis point waiver for a new fund may result in a smaller amount of cash, but the performance it generates can mean a greater fee when the fund gets larger in subsequent months.

Consider additional disclosure to the effect that:

the fact that performance is determined to a material degree on the amount of fee waivers; the conflict of interest that this creates; the fact that the Board considered this fact when approving the performance-based fee arrangements; and what the Funds will do to monitor this.

Consider also additional disclosure showing the effects of the fee waivers over the period when the performance fee is in effect to indicate, in essence, that a dollar waived today can be worth more in current assets in the Fund over the performance measurement period, thereby increasing the Fund’s  performance.  The Staff’s assumption is that when a Fund caps its fees, the Fund’s assets will increase, giving the appearance of improved performance, hence any waiver of the management fee is of benefit to the adviser at some later date.

Response:  We respectfully disagree with the Staff’s comment.  As a practical matter, Janus anticipates that the negative impact of a fee waiver on the investment adviser’s revenues will substantially exceed any future opportunities to recoup that lost revenue through any increased performance fees resulting from fee waivers.  Moreover, the current impact of a fee waiver in terms of lost revenue is certain, whereas the ability to recoup that amount through a more favorable Performance Adjustment is contingent.  In addition, as discussed, for any Fund that has a fee waiver in place during a period when the performance adjustment is in effect, the Adviser would not receive any additional advisory fees resulting from a Fund’s outperformance relative to the performance of its benchmark index when those fees exceed the fee cap.  The fee waivers currently in place are contractual and historically have been implemented for future periods of up to 23 months from the date of approval by the Fund’s Trustees.  With respect to implementation of the current expense waivers for a Fund, see the Response to Comment #23.

With respect to the final paragraph above in Comment #26 regarding additional disclosure on the effects of the fee waiver, although we believe that there are numerous assumptions that need to occur under extreme circumstances for the scenario discussed to occur, we have added the following to each Proxy Statement:  “Because a fee waiver will have a positive effect upon the Fund’s performance, a fee waiver that is in place during the period when the Performance Adjustment applies may effect the performance fee in a way that is favorable to JCM.  It is possible that the cumulative dollar amount of additional compensation ultimately payable to JCM will, under some circumstances, exceed the cumulative dollar amount of fees waived by JCM.”

Response:

The Registrant shares the opinion in the quoted counsel’s response that that the negative impact of a fee waiver on the Adviser’s revenues likely will substantially exceed any future opportunities to recoup that lost revenue through any increased performance fees resulting from fee waivers.  Accordingly, the Registrant believes that potential conflicts of interest that such an event are minimal.  However, in order to address the potential conflict the Registrant similarly added the following disclosure:

Because a fee waiver will have a positive effect upon the Fund’s performance, a fee waiver that is in place during the period when the Performance Adjustment applies may affect the performance fee in a way that is favorable to the Adviser.  It is possible that the cumulative dollar amount of additional compensation ultimately payable to the Adviser will, under some circumstances, exceed the cumulative dollar amount of fees waived by the Adviser.

(III) Items Discussed in our August 16, 2012 Telephone Conversation

Unitary Fee

We informed you that the Adviser to the Alternative Avenue Fund will use a unitary fee structure that covers all fund expenses including the advisory and sub-advisory fees.  The Registrant revised the related disclosure in the registration statement to reflect the unitary fee.

Sub-adviser Change

We informed you that the Adviser to the Alternative Avenue Fund is removing Dorset Management Corp as a sub-adviser.  As we discussed, removing this sub-adviser will not materially change the Fund’s strategy as described in its prospectus.

Benchmark Index

We informed you that after considering Comment 2(f) and obtaining a Lipper 15(c) Report, the Adviser to the Belvedere Alternative Income Fund decided to propose that the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index be used as the Fund’s Benchmark.  The Board approved this Benchmark at a meeting on August 30, 2012.  Please see the Response to Comment 2(f) for a more detailed discussion.

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In connection with responding to your comments, Two Roads Shared Trust acknowledges that:

•

The Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do no foreclose the Commission from taking any action with respect to the filing; and

•

The Funds may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me at (415) 762-2854.

Sincerely,

/s/ Aisha J. Hunt

Aisha J. Hunt

cc:  Andrew Rogers

James Ash

Gemini Fund Services, LLC